January 31, 2025

Dante Caravaggio
Chief Executive Officer, President and Director
EON Resources Inc.
3730 Kirby Drive, Suite 1200
Houston, Texas 77098

       Re: EON Resources Inc.
           Registration Statement on Form S-1
           Filed January 24, 2025
           File No. 333-284447
Dear Dante Caravaggio:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Matthew L. Ogurick, Esq., of Pryor Cashman LLP